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                               September 9, 2021

       Pauline Carson
       Chief Executive Officer
       Accel Liquid Gels
       5308 W. Cygnus Hill Cove
       West Jordan, UT 84081

                                                        Re: Accel Liquid Gels
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            File No. 333-258166
                                                            Filed August 25,
2021

       Dear Ms. Carson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Cover Page

   1. We note your response and reissue comment 2 in part. The prospectus retains language that creates ambiguity
as to the offeror of the securities. For example, the cover pages states, "We are
offering for a [sic] sale" and "There is no minimum number of shares that we must sell." The use
of the pronoun "we" implies that Accel is offering the shares.
                                                        Please revise to
clarify that all the shares are being offered by the selling shareholder and that the company will
not earn any proceeds from the sale of the shares.
   2. Your response letter indicates that Ms. Carson will donate all of the proceeds to the company, yet the Use of
Proceeds section states that net proceeds will be donated and identifies offering
expenses of $5,000 to be deducted. Accordingly, please revise the following sentence on
the cover page, "Net proceeds will be up to $40,000 . . . and all
 Pauline Carson
Accel Liquid Gels
September 9, 2021
Page 2
      proceeds will be donated," to read "Total proceeds will be up to $40,000
.. . . and net
      proceeds will be donated."
Report of Registered Independent Public Accounting Firm, page F-2

3. We note you have provided a revised report of your registered independent public accounting firm; however, the first sentence of the introductory paragraph refers to "...the related statements of operations, changes in stockholders' equity and cash flow for each of the years in the years ended December 31, 2020..." In this regard, the periods identified here in the auditor's report do not correspond to the periods presented in your annual financial statements. Please revise to include an auditor's report that refers to the correct periods as presented in your financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNamePauline Carson
                                                            Division of
Corporation Finance
Comapany NameAccel Liquid Gels
                                                            Office of
Manufacturing
September 9, 2021 Page 2
cc:       Keith Hamilton
FirstName LastName